                                                                    Exhibit 99.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statements Nos. 333-121865, 333-109817 and 333-98405 on Form S-8 of our reports relating to (i)
the financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the "Company") dated March 30, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the reconciliation to accounting principles generally accepted in the United States of America and the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts) and (ii) the Company management's assessment of the effectiveness of internal control over financial reporting, dated March 30, 2007, both of which reports appear in this annual report on Form 20-F of the Company for the year ended December 31, 2006.



/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 19, 2007